Mail Stop 0309

									September 20, 2004


Chemokine Therapeutics Corp.
2386 East Mall, Suite 208
University of British Columbia
Vancouver, British Columbia V6T 1Z3


Re:  	Chemokine Therapeutics Corp.
Form SB-2 Registration Statement
	File No. 333-117858


Dear Dr. Hassan Salari:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments Applicable to the Entire Document

1. Please provide updated interim financial information in accordance with Item 310(g) of Regulation S-B.


2. We note that this is your initial public offering, and that the securities being sold by the company are to be sold only in the Canadian Provinces of British Columbia, Alberta, Ontario and Quebec. We note also that there is no public trading market in the United States for your common stock and that you do not intend to list the common stock on any national securities exchange in the United States, although you say that after this offering you plan to apply to list your shares on a stock exchange in Canada. Please explain why you are filing this registration statement in the United States.

3. The first information you present on the cover page of the prospectus is the exchange rate between the U.S. dollar and the
Canadian dollar.   On page 53 you indicate that your "functional
currency" is the U.S. dollar and that your financial statements are presented in US. Dollars. All of your assets and operations appear to be in Canada, so we do not understand why the U.S. dollar is your functional currency. Since you are only selling your securities in Canada, we do not understand why you are presenting information to Canadian investors using U.S. dollar amounts as this appears to make your disclosure unnecessarily difficult for potential investors to read and understand. Please explain.

4. We note that your filing contains numerous omissions throughout the prospectus that relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:

* Summary Financial Data
* Use Of Proceeds
* Capitalization
* Dilution
* The Option Grants Table
* Shares Eligible For Future Sale
* The Principal Stockholders Table
* Description of Capital Stock

 Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be $2 if the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a "red herring" prospectus.

5. Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

6. We note that your financial statements currently are not physically included in the prospectus. Please revise so that they are located within the prospectus proper.


7. Currently, your document contains many capitalized words that are being used for their common meanings. Please revise the document so that your use of capitalization follows appropriate grammatical rules. That is, please limit capitalization to proper nouns and the first letter of sentences. Here are some examples requiring revisions:

* Common Shares
* Offering
* Brokered Private Placement
* Agent

Please note this list is merely an example and is not intended to be an exhaustive list. Please review your entire document to provide similar revisions.

8. Throughout your document you have used technical jargon that is not likely to be understood by your readers. The use of jargon makes it difficult to understand both the nature of your offering and the nature of your business. Please do not assume that readers have a scientific background and understand the nature and the terms you use to describe your product candidates and how you expect them to work. In addition, technical jargon should not appear at all in the forefront of the prospectus. Please replace the jargon with an explanation in plain English. If you cannot convey these ideas without jargon, please explain what the jargon means at the first place the terms appear. Here are some examples of terminology that needs to be replaced:


* Secreted proteins
* Pathophysiological processes
* Angiogenesis

Please note, this is merely a list of examples and is not intended to include all terms that should be eliminated or explained. Please review your entire document and revise accordingly.

9. Explain what a "MRRS Decision Document" is and explain its significance.


Calculation of Registration Fee - page 3

10. We note that you are registering shares for resale by existing shareholders as well as registering shares for direct sale in your offering. It is unclear to us how you determined the amount of the registration fee you paid. Please explain.

11. Your registration fee table is not prepared correctly. You have aggregated, in a single line, all of the information about the securities being registered. Instead, there should be a separate line for each identifiable group of shares being registered. For example, one line should be the aggregate number of shares you are offering in your "best efforts" offering, including the overallotment option. The number of shares included in the overallotment option would be disclosed in a footnote to the table. Another line would include the 1,380,000 shares to be issued upon Canaccord`s exercise of the warrants it will receive in this offering. A footnote to that line would contain the remainder of the information currently contained in paragraph (iii). A third line would include the 1,697,715 shares sold in the prior private placement, and so forth.

12. It appears that you are attempting to register the issuance of shares on the exercise of warrants you previously sold in private placements. See paragraphs (iv), (v), (vi) and (vii) in the paragraph under the table. This is not permissible. You may only register these shares for resale by the selling shareholders. Please revise the table and footnotes accordingly.

13. Similarly, it appears from item (viii) to clarify that you are registering the resale of the shares issuable to Pharmaceutical
Products Development as opposed to their primary issuance.

14. We note that footnote (6) relates to shares issued to Conaccord as agent of this offering. It appears that this should be a footnote to the "Agent`s Commission." Please revise or advise.

15. Please confirm that you have submitted the agreement to the NASD for its review. If you have not, please tell us why you have not and what your intentions are.


Prospectus Cover Page

16. The information included on the cover page should be limited to a single page and include only the information specified in Item 501 of Regulation S-B. It doesn`t appear to us that any of the information regarding the exchange rate, or any of the information in the footnotes is information specified in Item 501. For example, the footnoted information relates to the plan of distribution and should be disclosed in that part of the prospectus, not on the cover page. In addition, some of the information appears more than once on the cover page. For example, the first sentence in the second paragraph simply repeats information that is disclosed in the fee table.
Please revise the cover page accordingly.

17. Your revised cover page should also indicate that there are selling shareholders as well as the number of shares they are selling, and where the shares will be traded. See Item 501(a)(3) and
(4) of Regulation S-B.

18. Please delete here, and in the remainder of the document, all of the parenthetical phrases. If the information in the parentheticals is material, disclose it in its own sentence. If it is not, delete references to it. Parenthetical phrases make sentences unnecessarily long and difficult to understand.

19. Please explain what you mean when you say that this is a "commercially reasonable efforts offering" as this term is not used in U.S. securities laws and regulations relating to public offerings of securities.

20. Once you have removed the excess information from the cover page, please make the page more visually appealing and easier to read.
Also, please make the cross reference to the risk factor disclosure stand out from the remainder of the information.

Glossary - page 9

21. Please delete the glossary. Rule 421(b)(3) of Regulation C prohibits the use of a glossary and/or defined terms as the primary means of explaining information in the prospectus. Rule 421(b)(4) prohibits the use of highly legal and technical terminology in the prospectus. Finally, Rule 421(d) prohibits the use of a glossary in the forepart of the prospectus. Please revise the disclosure accordingly. Highly legal or technical terminology should be deleted from the entire forefront of the prospectus. In the remainder of the prospectus, the meaning of the terms should be clear from the context.

Forward-Looking Statements - page 13

Industry Data - page 13

22. If you retain these sections, please relocate them so that they appear somewhere in the document after the risk factor disclosure.

23. We note your statement that the accuracy and completeness of information contained in your registration statement cannot be guaranteed and have not been independently verified. It is not permissible to disclaim liability for statements included in your registration statement. Please revise to delete this statement.

Summary of our Offering - page 13

24. Currently, the introductory paragraph appears in all capital letters. Please rewrite it using proper sentence capitalizations. That is, capitalize only proper nouns and the first word in a sentence.

25. Please delete the second sentence of the introductory paragraph. A summary, by definition, does not contain all of the information so this sentence is redundant. Please also delete the references to risk factors and financial statements in the last sentence of the paragraph. Their inclusion suggests that that information is more important than the other information in the prospectus, which is inappropriate.

Our Business - page 14

26. We think your summary would benefit from the use of more paragraph and other subheadings to guide readers through this section
of the prospectus.   Currently, your information is presented in
large blocks of small type that are difficult to read.

27. You refer to Phase I clinical trials conducted in the United Kingdom. It is not clear from the disclosure in this document whether you are seeking to have your products approved by Canadian regulators, U.S. regulators or European regulators. It is also unclear whether "Phase I", "Phase II", etc., have the same meaning in the U.S., Canada and Europe. Please clarify the disclosure accordingly.

28. To the extent that you refer to clinical trials in the U.S., Canada and Europe, please revise to clarify whether the results of these trials can be used in other jurisdictions. For example, if you conduct Phase I trials in the United Kingdom, can the results be used in an application to the FDA to obtain regulatory approve in the U.S.?

29. In the fifth full paragraph on page 15 you refer to information obtained from the American Cancer Society. Please provide us with copies of the documents you are relying on, marked to show the location of the information you are citing. Provide the same information for every other reference you make in the registration statement. We may have further comments once we review this material.

30. What are the side effects that often accompany the use of a majority of the naturally occurring chemokines and cytokines.

31. We do not understand the significance of the information presented in the last two paragraphs of page 15. How does this information relate to your proposed products? Are there other companies currently selling products directed at these medical conditions? Please revise the disclosure accordingly.

Overview of the Offering - page 16

32. We note the reference to "market stabilization" in this section. Under U.S. law, stabilization can only be conducted in a firm commitment underwritten offering. Please revise the disclosure accordingly.

33. Please refer to your discussion of the number of shares outstanding after the offering. This registration statement also covers shares being sold by selling shareholders, some of which are yet to be issued, although you do not discuss this here. Please expand this discussion to discuss the number of shares being sold by selling shareholders, including the number of shares that you may be obligated to issue in the future. You should also discuss the number of shares that could be sold pursuant to outstanding options and other convertible securities.

34. We also note the reference to the issuance of common shares to Pacific Medical Corp. Please clarify whether these shares are included in this registration statement. Also, disclose the number of shares involved and if true, that Pacific is an affiliate.

35. Please clarify whether you can extend the offering beyond the 90 day period specified in the carryover paragraph at the top of page
17. Please note if you extend the offering period, you will be required to file a post-effective amendment for the purpose of notifying all persons who have subscribed to the offering of the extension of the offering period and informing purchasers that their money will be refunded pursuant to the terms described in the prospectus unless the purchasers make an affirmative statement to the issuer that they wish to subscribe to the extended offer.

Risk Factors - page 18

36. Please revise the introductory paragraph to delete the references to risks not presently known or which you currently consider immaterial. All material risks should be described. If risks are not deemed material, they should not be referenced.

37. Many of your risk factor subheadings state a fact, but do not identify a specific risk or its direct adverse effects on your business. Please revise all of them so that they are concise, direct and specifically identify the risk and its consequences. Here are some examples of subheadings that need revision:

* "We are at an early stage of development and have not completed the development of any product and have not begun to market or generate revenues." - page 18

* "Our auditors have issued a going concern opinion." - page 18

* "We rely heavily on our proprietary information in developing our product candidates. Our success will depend, in part, on our ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights." - page 19

* "The manufacture and marketing of human pharmaceutical products requires the approval of regulatory agencies. We cannot assure you that our product candidates will be successfully developed and will be safe and effective in clinical trials or receive applicable regulatory approvals." - page 20

Please note the list of risk factor headings should serve as an example, rather than a complete list or risk factor headings that should be revised. Please review all of your risk factor headings and revise to ensure that each heading identifies a specific risk and its potential effect on your business.

38. Throughout the prospectus you frequently state that "we cannot assure you that..." various things will or will not happen. This language is redundant since you are unable to predict the future. It also obscures the actual risk. Please delete all of these and any similar phrases and instead, be sure that you have adequately explained why you cannot know the outcomes of the various situations.

39. Many of your risk factors are so vague, abstract and/or generic that they are not informative to potential investors. Please be sure that all of your risk factors are tailored to your specific products and regulatory requirements. Also be sure that you have provided an adequate factual context for an investor to evaluate them. If a risk factor could be relocated to another company`s filing with no loss of meaning, it does not meet the specificity requirements. For example, refer to the following risk factors:

* "Our auditors have issued a going concern opinion." page 18
* "We rely heavily on our proprietary information in developing our product candidates. Our success will depend ..." page 19;
* "The manufacturing and marketing of human pharmaceutical products requires the approval of regulatory agencies ..." page 20;
* "We are engaged in a rapidly changing filed characterized by intense competition ..." page 21; and
* We believe that there will be many different applications for our product candidates ..." page 22.
40.
41. Please note the list of risk factors should serve as a list of example of risk factors that apply to many companies in your industry. Please revise to tailor the disclosure to the facts and circumstance of your company by providing a factual context for evaluating them. Please revise all of your risk factors, quantifying the disclosure in them to the extent practicable.

42. Please include a risk factor disclosing that you expect your research and development expenses and your general administrative expenses to increase after the offering.

We are at an early stage of development ..., page 18

43. Please revise to clearly state that you will be unable to generate any revenue for the foreseeable future.

We will require substantial additional funds ... - page 19

44. Please revise to disclose how long you expect your current resources and the proceeds of this offering to last, assuming the minimum number of shares are sold and assuming the maximum number of shares are sold.


We may be required to obtain licenses from third parties ... - page
20

45. If you have received notification alleging infringement on the proprietary rights of third parties, please revise to disclose this information, describe the situation and potential consequences if you are found to be infringing on the third party`s rights.

The manufacturing and marketing of human pharmaceutical products ...
- page 20

46. If you are aware of any proposed changes to existing rules or regulations that will have an adverse effect on your business, please revise to describe the proposal(s) and the potential consequence(s) to your business.

We have not yet introduced any products and have no manufacturing or marketing experience... - page 23

47. You indicate in the body of the risk factor that your product candidates require raw materials for which the sources and amount of supply are limited. We are unable to locate a discussion of this in the body of the prospectus. Please revise the risk factor to provide an adequate factual context for this risk. For example, what materials are you referring to and what steps have you taken to ensure that you have an adequate supply? Provide a more detailed discussion in the body of the prospectus.

48. If you are dependent on any sole source suppliers, please revise to include this information and identify the supplier. If you have supply agreements, file them as exhibits or provide us with an analysis supporting your determination that they are not required to be filed. Additionally, is this risk limited to commercial production or is it a risk affecting your ability to obtain sufficient quantities for clinical trials?

We are dependent on certain members of our management and scientific staff ... - page 23

49. Please revise to identify all members of your management and scientific staff on which you are dependent. If you have experienced problems recruiting and/or retaining employees, please revise to describe the problems and any effects on your business.

Our business exposes us to potential product liability risks... - page 24
50.
51. It is unclear whether you currently have product liability insurance or insurance to cover your clinical trials. Please revise to clarify.
52.
53. Please quantify the amount of liability insurance you carry.

We have not paid any dividends since incorporation... - page 25

54. We do not understand what risk is entailed in this statement of fact. Development stage companies, by definition, do not pay dividends. Do you mean that an investor will be able to increase the value of his or her investment only if the investor can sell the stock for more than he or she paid for it? If so, please rewrite the risk factor subheading and the body of the risk factor to describe the appropriate risk.

Dr. Hassan Salari is indirectly the controlling shareholder ... - page 25

55. We note that you have disclosed in the beneficial ownership table that Dr. Salari has beneficial ownership of 6,160,001 shares. Does Dr. Salari hold any shares in his own name? If he does, please revise to disclose how many shares he holds directly. If he does not, then supplementally reconcile the number of shares he hold through Pacific Medial with the number of shares you have included in the table.

Sales of our common shares which are presently owned ... - page 25

56. Please revise to disclose when shares will be released from escrow.

57. Please revise to delete the statement that officers and directors owe no duty to other shareholders when they sell their shares into the public market or provide us with an analysis as to why you believe the officers and directors have no such fiduciary duty.

Overhang of common shares on the exercise of warrants ... - page 26

58. You have stated that this registration statement covers shares to be issued upon the exercise of share purchase warrants and warrants issued to Canaccord. As these warrants were issued in unregistered transactions, the shares you issue upon the exercise of these shares will be restricted securities. Please revise to clarify that you are registering the resale of shares to be issued upon the exercise of warrants and such shares may be resold as long as this registration statement is kept current. If the registration statement is not kept current, the share may be sold pursuant to a valid exemption.


Use of Proceeds - page 27

59. In the footnote on page 28 you refer to "UBC." Please replace the acronym with the term it stands for.

Market for our common shares, page 29

60. Please revise to identify the exchange on which you plan to apply for listing.

Selling Shareholders - page 31

61. Footnote 1 indicates that the table does not include any share purchase warrants held by any selling shareholder. However, it appears that the warrants are currently exercisable, so they are required to be disclosed in the table. Please revise it accordingly.

62. For each selling shareholder that is not a natural person or a reporting company, please revise to disclose the natural person(s) who holding voting and dispositive rights.

63. If any of the selling shareholders are broker-dealers, please revise to identify them and state that they are underwriters. The only exception to this position is if the shares were issued as underwriting compensation.

64. If any of the selling shareholders are affiliates of broker dealers, please revise to identify them and state that they purchased the shares in the ordinary course of business and they have no agreements to distribute the shares either directly or indirectly.
If they are unable to make these representations, then please revise to identify these selling shareholders as underwriters.

65. Please revise the last paragraph on page 33 to delete the statement that you will issue registered shares upon the exercise of outstanding warrants.

Plan of Distribution - page 33

66. Please revise the disclosure to include a plan of distribution for the selling shareholders.

67. Please revise the disclosure to explain what a "commercially reasonable efforts" basis means."

68. Please revise to explain the meaning of the statement "This prospectus qualifies the grant of the Greenshoe Option and the issuance of Common Shares purchased pursuant to exercise of the Greenshoe Option."

69. Please revise to clarify whether you are currently registering the resale of the shares to be issued to Canaccord upon the exercise of these warrants. If you are, please provide us with an analysis supporting your determination that it is not too premature give the fact that the warrants are not currently outstanding. We may have further comments.

70. Please revise the disclosure in the last paragraph on page 34 and the first paragraph on page 35 to replace the embedded lists with bullets, using a bullet for each item in the list.

Business of Chemokine Therapeutics Corp., page 35

71. Throughout your filing you refer to Phase Ib/II and Phase III/IV clinical trials. As the FDA does not recognize these terms, please revise to use the terms Phase I, II, III and IV.

Our offices and research facilities, page 36

72. Please revise to disclose that you lease your office space from Salari Enterprises. Additionally, file your lease agreements as exhibits.

73. Please revise to describe what it means to be a "Canadian controlled private company." Also, quantify Dr. Salari`s beneficial ownership of the Global Laboratories.

74. Please revise to describe the material terms of your agreements with

* Memorial Sloan Kettering Cancer Center;
* Indiana University Medical School;
* University of California, Blood and Marrow Transportation Division;
* Chinese University; and
* Center for Cancer Research, National Cancer Institute.


Your discussion should include:

* The obligations of each of the parties;
* Payments made to date;
* Aggregate potential milestone payments;
* Expiration/termination provisions; and
* Any other material terms.

75. Additionally, file copies of the agreements or provide us with an analysis supporting your determination that you are not substantially dependent on them.

Our relationship with Pharmaceutical Products Development, Inc., page
37

76. Please revise to disclose when this agreement expires and describe any termination provisions.

Our relationship with the University of British Columbia, page 38

77. Please revise to describe all expiration and termination provisions.

78. Quantify all payments made to date.

Drug Discovery Capabilities, page 38

79. The list of the scope of your drug development activities implies that you are currently engaging in these activities. Please revise to identify the activities you are not currently engaged in and that you do not have any experience performing.

Competition for CTCE-9908, page 43

80. We note your statement that the number of product candidates in development was tabulated by Medicines in Development for Cancer 2003 survey. If this survey was conducted on your behalf, please revise to disclose this information and file the consent of the party conducting the survey.

Intellectual Property, page 47

81. Please revise your table to indicate when each patent is scheduled to expire.

Management Discussion and Analysis

Research and Development, page 51

82. Please disclose the following information for each of your major research and development projects:


* The costs incurred during each period presented and to date on the project;
* The nature, timing and estimated costs of the efforts necessary to complete the project;
* The anticipated completion dates;
* The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
* The period in which material net cash inflows from significant projects are expected to commence.

To the extent that information requested above is not known or estimable, disclose that fact and the reason why it is not known.

Certain Relationships and Related Transactions, page 76

83. Please revise to disclose whether each of the transactions is on terms as favorable as could have been obtained from unrelated third parties.

84. Please revise to disclose Dr. Salari`s beneficial ownership percentage of Glabe Laboratories. Are any of the other beneficial owners of Globe Laboratories affiliates of Chemokine? Please revise to provide similar information with respect to Pacific Medical and Salari Enterprises.

Item 26. Recent Sales of Unregistered securities, page 79

85. This discussion is difficult to follow. Please revise to discuss each offering separately. For each offering you should disclose the date or dates of the transaction, the securities issued, the nature and the value of the consideration received, the exemption relied on, and the purchasers or class of purchasers. Please note, that we consider accredited investors a recognized class of investors, but not unaccredited investors.


86. Provide us with an analysis supporting your determination that the March 2001 - July 2001 offering should not be integrated with the September 2001 - December 2001 offering. Similarly, provide analyses that the September 2001 - December 2001 offering should not bee integrated with the May 2002 - December 2002 offering and that the May 2003 - March 2004 offering should not be integrated with the May 6, 2004 offering. We may have further comments.

Financial Statements for the Three Months Ended March 31, 2004

3. Stock Purchase Warrants, page 6

87. We note that you accounted for stock purchase warrants issued as consideration for consulting services and finders` fees at their fair value of $ Nil. Please disclose why the recipient accepted consideration with no value in exchange for consulting services. We note that the fair value of the stock options awarded in 2003 ranged from $0.17 and $0.21 per option and in 2002 and 2001 were $0.23 and $0.19 per option, respectively. Please tell us why the stock purchase warrants had a value of $ Nil when the stock options had a value of $0.17 to $0.23. It appears the exercise price for the stock purchase warrants is similar to that of the stock options ($1.50 vs. $1.26).

 6.  Subsequent Events

88. Please disclose whether the cancellation of 1.3 million options and the granting of 1.8 million options at a lower exercise price represents a replacement as the term is used in FASB Interpretation 44 that should be accounted for using variable plan accounting. Please refer to Interpretation to Question 11(a) of FIN 44.

89. Financial Statements for the Year Ended December 31, 2003

General
90.
91. The have your audit report and consent should include a typed signature of the independent accounting firm. Please refer to Item 302 of Regulation S-T.



*	*	*	*	*


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Todd Sherman at (202) 824-5358, or James Rosenberg, Senior Assistant Chief Accountant, at (202) 942-1840 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at (202) 942-1864, or me at
(202) 942-1840 with any other questions.


								Sincerely,




								Jeffrey P. Riedler
								Assistant Director



Cc:	Squire, Sanders & Dempsey L.L.P.
	801 South Figueroa Street
	14th Floor
	Los Angeles, CA 90017









Dr. Hassan Salari
Chemokine Therapeutics Corp.
September 20, 2004
Page 18